Exhibit (a)(1)(K)
E-mail Communication to Eligible Employees Regarding Amendment No. 1
DT ANNOUNCEMENT (from Mark O’Neil)
In connection with DealerTrack’s employee stock option exchange offer, attached you will find Amendment No. 1 to the DealerTrack Schedule TO, in which we made certain revisions to the conditions of the exchange offer and provided additional financial information about DealerTrack.
We have also attached an amended Offer to Exchange Certain Outstanding Eligible Options for New Stock Options dated August 7, 2009, as amended August 19, 2009, reflecting these revisions. This email sets forth a summary of some of the revisions made to the Offer to Exchange Certain Outstanding Eligible Options for New Stock Options, but you are strongly encouraged to read Amendment No. 1 and the amended Offer to Exchange document attached.
Prior to the revisions set forth in the attached documents, DealerTrack had an absolute right to change or amend the exchange offer due to a substantial increase or decrease in the company’s stock price or due to changes in U.S. financial markets generally, including an increase or decline of at least 15% in either the Dow Jones Industrial Average, the Nasdaq Composite Index or the Standard & Poor’s 500 Index. Based on the directive of the Securities and Exchange Commission, we have made revisions to reflect that DealerTrack no longer has the right to change or amend the exchange offer based solely on a change in these circumstances.
We make no recommendations as to whether you should participate in the option exchange program, and recommend you consult with your own advisors regarding your decision. In addition, we encourage you to read the section entitled “Risk Factors” in the attached Offer to Exchange Certain Eligible Options for New Stock Options dated August 7, 2009, as amended August 19, 2009.
Mark O’Neil